




Lucas Timberlake · 2nd
Early Stage Fintech and Insurtech VC - Co-Founder & General Partner @ Fintech Ventures Fund
New York City Metropolitan Area · **Contact info**

 Fintech Ventures Fund

 Columbia University in the City of New York

500+ connections

 **11 mutual connections:** Mohammed Kilany, Dustin Byington, and 9 others

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About

Co-Founder & General Partner at Fintech Ventures Fund, an early-stage (pre-seed/seed) venture capital firm hyperfocused on partnering with top-tier fintech and insurtech entrepreneurs.

We can also structure credit facilities for our portfolio companies through a closely-held affiliate.

Following our Fund's initial investment, our portfolio company founders have secured over $1 billion in cumulative equity and debt financing from top-tier institutional co-investors.

Experience

 **Co-Founder & General Partner**
Fintech Ventures Fund · Full-time
Jan 2016 - Present · 6 yrs 8 mos
Atlanta, GA/New York, NY

Fintech Ventures Fund is an early-stage (pre-seed/seed) venture capital firm hyperfocused on partnering with top-tier fintech and insurtech entrepreneurs.   ...see more

 **Fintech Ventures Fund**
Early Stage Fintech and Insurtech Venture Capital Firm.

 **Director**
IOU Financial · Full-time
Nov 2019 - Present · 2 yrs 10 mos
Montreal, QC / Kennesaw, GA

- TSX: IOU.V
- Member of Board of Directors, Remuneration/Resources Committee   ...see more

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 **Director**
battleface · Full-time
Jan 2020 - Present · 2 yrs 8 mos
Columbus, Ohio / London, UK

- Member of Board of Directors
- Co-Led Seed Round   ...see more

 **Director**
Momnt · Full-time
May 2020 - Present · 2 yrs 4 mos
Atlanta Metropolitan Area

(fka Artis Technologies)
- Member of Board of Directors   ...see more

 **Director**
Groundfloor Finance
Nov 2019 - Present · 2 yrs 10 mos
Greater Atlanta Area

- Member of Board of Directors
- Led Series A Round   ...see more

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Education


Columbia University in the City of New York
Bachelor of Arts (BA), Economics and Political Science


The Dalton School
High School Diploma

New York, NY


The College Preparatory School

Oakland, CA

Volunteering


2020 and 2021 Fintech Innovation Challenge Co-Chair
Fintech South
Oct 2019 - Jun 2021 · 1 yr 9 mos

Annual competition as part of Fintech South Conference, with largest fintech-specific prize in US – $50,000 cash prize awarded during the Fintech South Conference


Mentor
Techstars
Jul 2016 - Present · 6 yrs 2 mos


Fintech/Insurtech Mentor
Plug and Play Tech Center
Feb 2021 - Present · 1 yr 8 mos

Show all 8 volunteer experiences →

Skills

Venture Capital

Private Equity

Mergers & Acquisitions (M&A)

Show all 6 skills →

Interests

Influencers   Companies   Groups   Schools


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